Promotora Valle Hermoso, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801

July 2, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Promotora Valle Hermoso, Inc.
SEC Comment Letter dated June 25, 2009
Amendment No. 6 to Schedule 14C filed June 16, 2009
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
File No. 000-27199

Dear Sir/Madam:

We are submitting herein the responses of Promotora Valle Hermoso, Inc. (the “Company”) to the comments set forth in your comment letter dated June 16, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed a seventh amended Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).

Background of the Transaction

Sale of Existing Business of the Company to Former Management, page 7

1.
Valuation of Existing Business. The information under the caption “Amendment of the Articles of Incorporation to be Voted On—Sale of Existing Business of the Company to Former Management” on page 7 of the Amended Schedule 14C provides the description of the factors and criteria considered by the Company’s Board of Directors in the valuation of the former business of the Company that was sold to former management and the basis for the Board’s lower valuation of those assets as compared with June 30, 2008 balance sheet values. Although the Board took account of the necessity to refund deposits to customers whose loans were not approved, that discussion has been eliminated since the reduction in deposits did not affect balance sheet net asset values. Information under that caption specifies that no independent valuation of the assets of the former business was performed.

Financial Statements

Notes to the Financial Statements

Note 3. Inventories, page 47

2.
Net of Advances Against Inventory; Prepaid Expenses; Currency Translation of Notes Payable. Customer advances and progress payments have been reclassified to customer deposits as a liability on the Company’s consolidated balance sheet as of December 31, 2008 and 2007 and March 31, 2009.  Inventories have been restated not to reflect the netting of customer deposits.

Included in customer deposits are advances received from government contracts.  The customer advances from government agencies as of December 31, 2007, December 31, 2008 and March 31, 2009 was $939,746, $664,999 and $574,419, respectively.

Note 9. Accumulated Other Comprehensive Income (Loss), page 53

3.
Inclusion of Notes in Comprehensive Income. The Company has restated the foreign currency transaction loss for the year ending December 31, 2008.  Foreign currency transaction gains and losses at each balance sheet date are recognized in current net income.  The Company originally recorded the transaction as an unrealized loss flowing through other comprehensive income (loss).  An adjustment of $995,000, net of tax, has been recorded through current net income.

Note 10. Restated Consolidated Financial Statements, page 53

4.	Labeling of Comprehensive Income Columns. The statement of comprehensive income for the year ended December 31, 2007 has been labeled to show it has been restated.

5.	Consolidated Statement of Cash Flows. The typographical error in the consolidated statement of cash flows has been corrected.

6.
Prepaid Expenses. The consolidated balance sheet in Note 10 has been revised to clearly show only prepaid expenses were restated to inventory.  Customer deposits have been restated to be shown as a liability.

7.	Effect on Inventory of Adjustment Related to Notes Payable. The disclosure to the adjustment related to notes payable and inventory has been expanded in Note 10.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2008

General

8.	Comments to be Addressed. The Form 10-K for the year ended December 31, 2008 will be revised per the comments above after staff review of this response letter and the amended Schedule 14C.

9.	Additional Issues to be Addressed in Amended 2008 10-K. These comments will be addressed in the Company’s amended Form 10-K for the fiscal year ended December 31, 2008.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

10.	Future Filings. The comments will continue to be addressed in the Company’s interim filings under the Securities Exchange Act of 1934, as amended.

Item 4T. Controls and Procedures, page 24

11.	Disclosure Controls and Procedures. This comment will be addressed in the March 31, 2009 10-Q to be refiled.

The undersigned, Alexey A. Kim, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

PROMOTORA VALLE HERMOSO, INC.

By: /s/ Alexey A. Kim
Alexey A. Kim
Chief Executive Officer